Koor  Industries  Limited
                                                      (An  Israeli  Corporation)

Interim  Consolidated Financial Statements as at March 31, 2003
--------------------------------------------------------------------------------


Contents


                                                                           Page


Review Report of Interim Consolidated Financial Statements                    2


Interim Consolidated Financial Statements:

Balance Sheets                                                                3

Statements of Income                                                          4

Statements of Shareholders' Equity                                            5

Statements of Cash Flows                                                      8

Notes to the Financial Statements                                            12

The Board of Directors
Koor Industries Limited
-----------------------

Review report of unaudited interim consolidated financial statements for the three month period ended March 31, 2003

At your request, we have reviewed the interim consolidated balance sheet of Koor Industries Limited and its subsidiaries as at March 31, 2003, the related consolidated statements of income, the statement of shareholders' equity and the consolidated statements of cash flows for the three month period then ended.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel, and included, inter alia, reading the said financial statements, reading the minutes of the Shareholders' Meetings and of the meeting of the Board of Directors and its committees, as well as making inquiries of persons responsible for financial and accounting matters.

The review reports of certain subsidiaries, whose assets as at March 31, 2003 constitute 19% of the total consolidated assets and whose revenues for the three months then ended constitute 15% of the total consolidated revenues, have been reviewed by other auditors. The financial statements of affiliates, the investment in which, on the equity basis, as at March 31, 2003 totaled approximately NIS 229 million, and the equity of Koor in their losses for the three months then ended totaled approximately NIS 7 million, have also been reviewed by other auditors.

Since the review performed was limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the said interim financial statements.

In the course of our review, including the reading of the review reports of the other auditors as stated above, nothing came to our attention which would indicate the necessity of making any material modifications to the interim financial statements referred to above in order for them to be in conformity with generally accepted accounting principles in Israel.

We draw attention to Note 5A to the consolidated financial statements regarding an investigation, which is being conducted by the Commissioner of Restrictive Trade Practices, concerning the alleged coordination of operations within the Koor Group with respect to the products of its subsidiaries, Tadiran Ltd. and Telrad Networks Ltd.


Somekh Chaikin
Certified Public Accountants (Isr.)

May 28, 2003





Consolidated Balance Sheets
------------------------------------------------------------------------------------------------------------------------------------

In terms of NIS of March 2003

                                                                                                                   Convenience
                                                                                                                   translation
                                                                                                                     (Note 1B)
                                                                  March 31                      December 31           March 31
                                                                  2003              2002               2002               2003
                                                                  Unaudited                         Audited          Unaudited
                                                                         NIS thousands                           US$ thousands

                                                       -----------------------------------------------------------------------------
Assets

Current assets
Cash and cash equivalents                                      717,678           628,348            811,560            153,121
Short-term deposits and investments                          1,056,731           587,682          1,066,691            225,460
Trade receivables                                            2,445,306         2,389,491          2,057,079            521,721
Other accounts receivable                                      482,750           925,611            462,339            102,998
Assets designated for sale                                      44,182            44,881             44,365              9,426
Inventories and work in progress,
net of customer advances                                     1,827,095         1,914,498          2,025,291            389,822
                                                         -------------      ------------        -----------          ---------
Total current assets                                         6,573,742         6,490,511          6,467,325          1,402,548
                                                         -------------      ------------        -----------          ---------
Investments and long-term
 Receivables
Investments in affiliates                                    1,037,489         1,372,686          1,069,581            221,355
Other investments and receivables                              560,252         1,176,666            587,064            119,533
                                                         -------------      ------------        -----------          ---------
                                                             1,597,741         2,549,352          1,656,645            340,888
                                                         -------------      ------------        -----------          ---------
Fixed assets
Cost                                                         6,326,362         6,298,344          6,364,510          1,349,768
Less - accumulated depreciation                              3,167,054         3,016,537          3,139,361            675,710
                                                         -------------      ------------        -----------          ---------
                                                             3,159,308         3,281,807          3,225,149            674,058
                                                         -------------      ------------        -----------          ---------
Intangible assets, deferred tax assets and
 deferred expenses after amortization                        2,406,754         1,537,194          2,461,922            513,496
                                                         -------------      ------------        -----------          ---------


                                                            13,737,545        13,858,864         13,811,041          2,930,990
                                                         =============      ============        ===========          =========




                                                        Koor Industries Limited
                                                        (An Israeli Corporation)


--------------------------------------------------------------------------------



                                                                                                                   Convenience
                                                                                                                   translation
                                                                                                                     (Note 1B)
                                                                  March 31                      December 31           March 31
                                                                  2003              2002               2002               2003
                                                                  Unaudited                         Audited          Unaudited
                                                                         NIS thousands                           US$ thousands

                                                        ----------------------------------------------------------------------------
Liabilities and shareholders' equity

Current liabilities
Credit from banks and others                                 2,382,033         1,892,021          2,378,395            508,221
Trade payables                                               1,231,283         1,396,085          1,215,321            262,702
Other payables                                               1,368,438         1,138,058          1,432,332            291,965
Customer advances, net of work
 in progress                                                   222,727           280,883            236,098             47,520
                                                         -------------      ------------        -----------        -----------
Total current liabilities                                    5,204,481         4,707,047          5,262,146          1,110,408
                                                         -------------      ------------        -----------        -----------
Long-term liabilities
Net of current maturities:
Bank loans                                                   4,010,487        *4,398,979        * 3,928,755            855,662
Other loans                                                    119,182          *115,892          * 120,397             25,428
Convertible debentures                                         402,393           470,896            408,302             85,853
Customer advances                                              242,632            57,097            270,038             51,767
Deferred taxes                                                 194,767           168,847            214,126             41,555
Liability for employee severance
 benefits, net                                                 264,176           218,863            263,266             56,364
                                                         -------------      ------------        -----------        -----------
Total long-term liabilities                                  5,233,637         5,430,574          5,204,884          1,116,629
                                                         -------------      ------------        -----------        -----------
Minority interest                                            1,565,866         1,476,294          1,569,926            334,087
                                                         -------------      ------------        -----------        -----------
Shareholders' equity                                         1,733,561         2,244,949          1,774,085            369,866
                                                         -------------      ------------        -----------        -----------

                                                         -------------      ------------        -----------        -----------
                                                            13,737,545        13,858,864         13,811,041          2,930,990
                                                         =============      ============        ===========        ===========
*  Reclassified


----------------------   ------------------------   --------------------------
   Jonathan Kolber          Charles R. Bronfman           Yuval Yanai
        CEO                Chairman of the Board     Executive Vice President
                                of Directors                and CFO

May 28, 2003

The accompanying notes are an integral part of the financial statements.




                                                        Koor Industries Limited
                                                            (An Israeli Company)
Consolidated Statements of Income
--------------------------------------------------------------------------------

In terms of NIS of March 2003

                                                                                                                   Convenience
                                                                                                                   translation
                                                                                                                     (Note 1B)
                                                                                                       Year       Three months
                                                                                                      ended              ended
                                                         Three months ended March 31            December 31           March 31
                                                                  2003              2002               2002               2003
                                                                  Unaudited                         Audited          Unaudited
                                                                         NIS thousands                           US$ thousands
                                                       -----------------------------------------------------------------------------

Income from sales and services                               2,172,975         2,006,284          7,292,643            463,617
Cost of sales and services                                   1,559,040         1,484,188          5,460,174            332,631
                                                        --------------      ------------        -----------         ----------
Gross profit                                                   613,935           522,096          1,832,469            130,986
Selling and marketing expenses                                 261,105           194,613            836,909             55,708
General and administrative expenses                            125,353           115,153            502,662             26,745
                                                        --------------      ------------        -----------         ----------
Operating income                                               227,477           212,330            492,898             48,533
Finance expenses, net                                           28,508           149,661            403,298              6,082
                                                        --------------      ------------        -----------         ----------
                                                               198,969            62,669             89,600             42,451
Other income (expenses), net                                   (93,033)          (14,578)             5,982            (19,849)
Transfer to statement of income of
 translation differences of autonomous
 investee in voluntary liquidation                                   -          (401,519)          (401,519)                 -
                                                        --------------      ------------        -----------         ----------
Profit (loss) before taxes on income                           105,936          (353,428)          (305,937)            22,602
Taxes on income                                                 32,173            48,946            161,246              6,864
                                                        --------------      ------------        -----------         ----------
                                                                73,763          (402,374)          (467,183)            15,738
Group equity in the operating results
 of affiliates, net                                            (15,427)          (81,417)          (258,940)            (3,291)
                                                        --------------      ------------        -----------         ----------
                                                                58,336          (483,791)          (726,123)            12,447
Minority interest in subsidiaries, net                         (47,006)          (30,821)           (61,680)           (10,029)
                                                        --------------      ------------        -----------         ----------
Net profit (loss) for the period                                11,330          (514,612)          (787,803)             2,418
                                                        ==============      ============        ===========         ==========

                                                                   NIS               NIS                NIS                US$
                                                        --------------      ------------        -----------         ----------
Profit (loss) per NIS 1 par value of the
 ordinary share capital                                            747           (33,910)           (51,920)               159
                                                        ==============      ============        ===========         ==========


The accompanying notes are an integral part of the financial statements.



                                                                                                            Koor Industries Limited
                                                                                                                (An Israeli Company)

Statement of Shareholders' Equity
------------------------------------------------------------------------------------------------------------------------------------

In terms of NIS of March 2003




                                                                                       Company  Cumulative
                                                                                shares held by     foreign
                                                 Number of                         the company    currency    Retained        Total
                                                  ordinary      Share    Capital           and translation       (loss)Shareholders'
                                                 shares (1)   capital   reserves  subsidiaries adjustments    earnings       Equity
                                               -----------  ---------  ---------  ------------ -----------  ----------  -----------
                                                                                        NIS thousands
                                                            ------------------------------------------------------------------------
Balance as at January 1, 2003 (Audited)          15,173,377   579,849  2,633,749     (279,859)   (123,885) (1,035,769)   1,774,085

Changes during the three months ended
 March 31, 2003 (Unaudited):
Net profit for the period                                 -         -          -            -           -      11,330       11,330
Cumulative foreign currency translation
 adjustments                                              -         -          -            -     (51,854)          -      (51,854)
                                                -----------  --------  ---------   ---------- -----------   ---------   ----------
Balance as at March 31, 2003 (Unaudited)         15,173,377   579,849  2,633,749     (279,859)   (175,739) (1,024,439)   1,733,561
                                                ===========  ========  =========   ========== ===========   =========   ==========
Balance as at January 1, 2002 (Audited)          15,168,884   579,849  2,633,749     (279,859)   (430,304)   (247,966)   2,255,469

Changes during the three months ended
 March 31, 2002 (Unaudited):
Net loss for the period                                   -         -          -            -           -    (514,612)    (514,612)
Exercise of stock options to employees                4,493       * -          -            -           -           -            -
Cumulative foreign currency translation
 adjustments                                              -         -          -            -     102,573           -      102,573
Transfer to statement of income of
 translation differences of autonomous
 investee in voluntary liquidation                        -         -          -            -     401,519           -      401,519
                                                -----------  --------  ---------   ---------- -----------   ---------   ----------
Balance as at March 31, 2002 (Unaudited)         15,173,377   579,849  2,633,749     (279,859)     73,788    (762,578)   2,244,949
                                                ===========  ========  =========   ========== ===========   =========   ==========
*    Represents an amount lower than NIS 1,000.
(1) Net of holding by the Company and subsidiaries.

The accompanying notes are an integral part of the financial statements.





                                                                                                            Koor Industries Limited
                                                                                                                (An Israeli Company)

Statement of Shareholders' Equity (cont'd)
------------------------------------------------------------------------------------------------------------------------------------

In terms of NIS of March 2003

                                                                                                Cumulative
                                                                                      Company      foreign
                                                  Number of                            shares     currency                    Total
                                                   ordinary     Share    Capital      held by  translation    Retained Shareholders'
                                                   shares(1)  capital   reserves subsidiaries  adjustments        loss       Equity
                                                -----------  --------  --------- ------------ ------------   --------- ------------
                                                                                      NIS thousands
                                                             ----------------------------------------------------------------------
Balance as at January 1, 2002 (Audited)          15,168,884   579,849  2,633,749     (279,859)    (430,304)   (247,966)   2,255,469

Changes during 2002 (Audited):
Net loss for the year                                     -         -          -            -            -    (787,803)    (787,803)
Exercise of stock options to employees                4,493       * -          -            -            -           -            -
Cumulative foreign currency
 translation adjustments, net                             -         -          -            -       12,880           -       12,880
Provision for decline in value of autonomous
 investee                                                 -         -          -            -     (107,980)          -     (107,980)
Transfer to statement of income of translation
 differences of autonomous investee in
 voluntary liquidation                                    -         -          -            -      401,519           -      401,519
                                                -----------  -------- ---------- ------------ ------------   --------- ------------
Balance as at December 31, 2002 (Audited)        15,173,377   579,849  2,633,749     (279,859)    (123,885) (1,035,769)   1,774,085
                                                ===========  ======== ========== ============ ============   ========= ============

*    Represents an amount lower than NIS 1,000.
(1) Net of holding by the Company and subsidiaries.






The accompanying notes are an integral part of the financial statements.




                                                                                                            Koor Industries Limited
                                                                                                                (An Israeli Company)

Statement of Shareholders' Equity (cont'd)
------------------------------------------------------------------------------------------------------------------------------------

Convenience translation into US dollars (Note 1B)


                                                                                  Company    Cumulative
                                                                           shares held by       foreign
                                                                              the company      currency                       Total
                                                         Share    Capital             and   translation     Retained   Shareholders'
                                                       capital   reserves    subsidiaries   adjustments         loss         equity
                                                     ---------  ---------  --------------  ------------    ---------  -------------
                                                                 Convenience translation (Note 1B) - US$ thousands
                                                     -------------------------------------------------------------------------------
Balance as at January 1, 2003 (Audited)                123,715    561,926         (59,710)      (26,432)    (220,988)       378,511

Changes during the three months ended
 March 31, 2003 (Unaudited) :
Net loss for the period                                      -          -               -             -        2,418          2,418
Cumulative foreign currency translation adjustments          -          -               -       (11,063)           -        (11,063)
                                                     ---------   --------   -------------   -----------    ---------   ------------

Balance as at March 31, 2003 (Unaudited)               123,715    561,926         (59,710)      (37,495)    (218,570)       369,866
                                                     =========   ========   =============   ===========    =========   ============










The accompanying notes are an integral part of the financial statements.


                                                        Koor Industries Limited
                                                            (An Israeli Company)

--------------------------------------------------------------------------------
Consolidated Statements of Cash Flows

In terms of NIS of March 2003

                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 1B)
                                                                                                                ------------
                                                                                                      Year       Three months
                                                                                                     ended              ended
                                                         Three months ended March 31           December 31           March 31
                                                                 2003               2002              2002               2003
                                                                  Unaudited                        Audited          Unaudited
                                                                NIS thousands                                   US$ thousands
                                                        ---------------------------------     ------------    ---------------
Cash flows generated by operating activities
Net profit (loss) for the period                              11,330           (514,612)         (787,803)             2,418
Adjustments to reconcile net income to
 net cash flows generated by
 operating activities (a)                                     33,214            443,331         1,226,865              7,086
                                                        ------------          ---------       -----------     --------------
Net cash (outflow) inflow
 generated by operating activities                            44,544            (71,281)          439,062              9,504
                                                        ------------          ---------       -----------     --------------
Cash flows generated by investing activities:
Purchase of fixed assets                                     (55,616)           (76,399)         (267,184)           (11,866)
Investment grants in respect of fixed assets                       -                558             7,789                  -
Investments in intangible assets
 and deferred charges                                       (258,587)           (31,877)         (832,669)           (55,171)
Additional investment in subsidiaries                           (642)            (2,941)           (2,878)              (137)
Acquisition of subsidiaries (b)                                    -                   -          (95,265)                 -
Investments in affiliates                                       (566)              (254)          (14,023)              (121)
Investment in loans to affiliates                               (242)                  -           (1,443)               (52)
Repayment of loans from affiliates                                 -                238                 4                  -
Proceeds from sale of activities in
 previous year                                                     -              5,343            12,171                  -
Proceeds from disposal of investments
 in investees                                                 14,999             29,855           497,511              3,200
Proceeds from sale of fixed assets                             4,369             35,299           322,936                932
Investment in venture capital companies                       (5,474)           (26,236)          (48,302)            (1,168)
Decrease (increase) in other investments                         672             12,625           (59,993)               144
Change in short term deposits
 and investments, net                                          8,159             67,915           216,530              1,741
                                                        ------------          ---------       -----------     --------------
Net cash inflow (outflow)
 generated by investing activities                          (292,928)            14,126          (264,816)           (62,498)
                                                        ------------          ---------       -----------     --------------





The accompanying notes are an integral part of the financial statements.




                                                        Koor Industries Limited
                                                            (An Israeli Company)

Consolidated Statements of Cash Flows (cont'd)
------------------------------------------------------------------------------------------------------------------------------------

In terms of NIS of March 2003

                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 1B)
                                                                                                                ------------
                                                                                                      Year       Three months
                                                                                                     ended              ended
                                                         Three months ended March 31           December 31           March 31
                                                                 2003               2002              2002               2003
                                                                  Unaudited                        Audited          Unaudited
                                                                NIS thousands                                   US$ thousands
                                                        ---------------------------------     ------------    ---------------

Cash flows generated by financing activities:
Dividend paid to minority in subsidiaries                          -             (6,931)          (27,841)                 -
Issuance of shares to minority in subsidiaries                     -              1,376             3,007                  -
Payment of suppliers' credit for the purchase
 of fixed assets and intangible assets and
 deferred expenses                                                 -            (11,256)          (13,367)                 -
Purchase of convertible debentures of
 subsidiary by its subsidiary in the market                        -                  -           (15,549)                 -
Issuance of convertible debentures
 in subsidiary                                                     -            143,444           139,910                  -
Proceeds from long-term loans and other
 long-term liabilities                                       681,277            121,412         1,593,395            145,355
Repayment of long-term loans, debentures
 and other long-term liabilities                            (586,624)          (387,870)       (1,925,954)          (125,160)
Change in credit from banks and others, net                   71,089            (59,297)           16,602             15,167
                                                        ------------          ---------      ------------      -------------
Net cash inflow (outflow)
 generated by financing activities                           165,742           (199,122)         (229,797)            35,362
                                                        ------------          ---------      ------------      -------------
Translation differences in respect of cash
 balances of autonomous foreign investees                    (11,240)            20,651             3,137             (2,398)
                                                        ------------          ---------      ------------      -------------
Decrease in cash and cash equivalents                        (93,882)          (235,626)          (52,414)           (20,030)

Balance of cash and cash equivalents at
 beginning of period                                         811,560            863,974           863,974            173,151
                                                        ------------          ---------      ------------      -------------
Balance of cash and cash equivalents at
 end of period                                               717,678            628,348           811,560            153,121
                                                        ============          =========      ============      =============




The accompanying notes are an integral part of the financial statements.




                                                        Koor Industries Limited
                                                            (An Israeli Company)

Consolidated Statements of Cash Flows (cont'd)
--------------------------------------------------------------------------------

In terms of NIS of March 2003

                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 1B)
                                                                                                                -------------
                                                                                                      Year       Three months
                                                                                                     ended              ended
                                                         Three months ended March 31           December 31           March 31
                                                                 2003               2002              2002               2003
                                                                  Unaudited                        Audited          Unaudited
                                                                NIS thousands                                   US$ thousands
                                                        ---------------------------------     ------------    ---------------

A.  Adjustments to reconcile net income to
        net cash generated by operating activities:

Income and expenses not involving cash flows:

Minority interest in subsidiaries, net                        47,006             30,821            61,680             10,029
Equity in the excess of losses over
 earnings of affiliated companies                             15,427             81,417           258,940              3,291
Depreciation and amortization                                115,761            105,648           435,086             24,698
Deferred taxes                                               (21,364)           (47,919)           82,462             (4,558)
Increase in liability for employee
 severance benefits, net                                       3,792              8,420            53,555                809
Capital losses (gains), net:
 Fixed assets                                                  3,407            (29,848)          (23,705)               727
 Investments in investee companies                           (14,999)                 -          (351,642)            (3,200)
 Adjustments from the translation of
  translation differences of autonomous
  investee in voluntary liquidation                                -            401,519           401,519                  -
Inflationary erosion (linkage) of principal of
 long-term loans and other long-term liabilities             (24,965)            43,320            58,024             (5,326)
Inflationary erosion (linkage) of principal of
 credit from banks and others                                 (4,607)             5,889           (11,311)              (983)
Inflationary erosion of value of investments,
 deposits and loans receivable                                 2,355            (13,250)          (20,285)               502
Changes in value of assets and investments                    40,747             12,731           147,295              8,694
                                                        ------------          ---------      ------------     --------------
                                                             162,560            598,748         1,091,618             34,683
                                                        ------------          ---------      ------------     --------------
Changes in operating assets and liability items:
Decrease (increase) in trade receivables and
 other accounts receivable (after taking into
 account non-current receivables)                           (455,325)          (121,317)          292,085            (97,146)
Increase (decrease) in inventories, works in
 progress and customer advances (including
 long-term customer advances and deposits)                   132,479            (28,895)           53,670             28,265
Increase (decrease) in trade payable and
 other payables                                              193,500             (5,205)         (210,508)            41,284
                                                        ------------          ---------      ------------     --------------
                                                            (129,346)          (155,417)          135,247            (27,597)
                                                        ------------          ---------      ------------     --------------
                                                              33,214            443,331         1,226,865              7,086
                                                        ============          =========      ============     ==============

The accompanying notes are an integral part of the financial statements.



                                                        Koor Industries Limited
                                                            (An Israeli Company)

Consolidated Statements of Cash Flows (cont'd)
--------------------------------------------------------------------------------

In terms of NIS of March 2003

                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 1B)
                                                                                                                -------------
                                                                                                      Year       Three months
                                                                                                     ended              ended
                                                         Three months ended March 31           December 31           March 31
                                                                 2003               2002              2002               2003
                                                                  Unaudited                        Audited          Unaudited
                                                                NIS thousands                                   US$ thousands
                                                        ---------------------------------     ------------    ---------------

B.  Acquisition of subsidiaries
Assets and liabilities of the subsidiaries at date of acquisition

Working capital deficit, excluding cash
 and cash equivalents                                              -                  -             6,693                  -
Fixed assets and investments                                       -                  -           (37,424)                 -
Long-term liabilities                                              -                  -            10,560                  -
Contingent liability                                               -                  -            19,019                  -
Excess of cost over net asset value
upon acquisition                                                   -                  -           (94,113)                 -
                                                        ------------          ---------      ------------      -------------
                                                                   -                  -           (95,265)                 -
                                                        ============          =========      ============      =============
C.  Non-cash operations:

Purchase of fixed assets                                         502                  -            10,970                107
                                                        ============          =========      ============      =============
Purchase of other assets                                           -             24,491           252,604                  -
                                                        ============          =========      ============      =============
Proceeds from sale of fixed assets, investees
 and formerly consolidated subsidiaries and
 realization of activities                                         -            284,272                 -                  -
                                                        ============          =========      ============      =============
Purchase of fixed asset, other assets and
 inventory in consideration for issuance of
 shares of subsidiary to minority                                  -                  -            29,462                  -
                                                        ============          =========      ============      =============
Contingent liability from
 consolidated subsidiary                                           -                  -            19,019                  -
                                                        ============          =========      ============      =============
Proposed dividend to minority shareholders                    22,333                  -                 -              4,765
                                                        ============          =========      ============      =============


The accompanying notes are an integral part of the financial statements.



                                                        Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------



Note 1 - General

          A. These financial statements are as at March 31, 2003 and for the three-month period then ended. They should be read in conjunction with the audited annual financial statements of the Company as at December 31, 2002 and their accompanying notes.

          B. The adjusted interim financial statements as at March 31, 2003, and for the three months then ended have been translated into U.S. dollars using the representative exchange rate at that date ($1=NIS 4.687). The translation was made solely for the convenience of the reader. The amounts presented in these financial statements should not be construed to represent amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated in these financial statements.



Note 2 - Principal Accounting Policies

          A. The accounting policies applied in these interim financial statements are consistent with those applied in the financial statements as at December 31, 2002. The interim financial statements were prepared in compliance with generally accepted accounting principles, applied as necessary in the preparation of financial statements for interim periods, except as follows.


          B.   Influence of new accounting standards prior to their application

               In July 2001, the Israel Accounting Standards Board published the following two standards:

               1. Accounting Standard No. 12 on "Discontinuance of Adjusting of Financial Statements For Inflation". In accordance with this Standard, the adjustment of financial statements for the effect of the changes in the general purchasing power of the Israeli currency is to be discontinued starting January 1, 2003.

                    In December 2002, the Israel Accounting Standards Board published Standard No. 17 which determines that the implementation of Standard No. 12 will be postponed until January 1, 2004. Accordingly, the adjustment of the financial statements will be discontinued, starting January 1, 2004. Until December 31, 2003, the Company will continue to prepare adjusted financial statements, in accordance with Opinion No. 36 of the Institute of Certified Public Accountant in Israel (ICPAI). The adjusted amounts included in the financial statements as of December 31, 2003 will serve as the starting point for the nominal financial reporting to start from January 1, 2004. The application of Accounting Standard No. 12 is liable to have a material effect on the Company's reported business results. The extent depends on the inflation rate, the composition of the assets and the Company's financing sources.

                                                        Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------



Note 2 - Principal Accounting Policies (cont'd)

     B.   Influence  of new  accounting  standards  prior to  their  application
          (cont'd)

          2. Accounting Standard No. 13 on "The Effect of Changes in Foreign Exchange Rates". The Standard deals with the translation of foreign currency transactions and the translation of the financial statements of overseas operations for the purpose of their integration in the financial statements of the reporting corporation. The Standard supersedes the provisions of Interpretations No. 8 and 9 to Opinion No. 36, which are null upon Accounting Standard No. 12 coming into effect, as described above. The extent of its effect depends on the inflation rate and changes in the exchange rates.

     C. In February 2003, the Israel Accounting Standards Board published Accounting Standard No. 15 - "Impairment in value of Assets". The Standard provides procedures which a company must apply in order to ensure that its assets in the consolidated balance sheet, are not presented at an amount which is in excess of their recoverable value, which is the higher of the net selling price or the presented value of the estimated future cash flows expected to be derived from use and disposal of the asset. In addition, the Standard provides rules for presentation and disclosure with respect to assets whose value has declined.

          The Standard applies to financial statements for periods commencing January 1, 2003. The effect of the Standard on the results of operations, the financial position and the cash flows of the Company, is not material.


Note 3 - Financial statements in adjusted values

     The financial statements are prepared on the basis of the historical cost, adjusted for changes in the general purchasing power of the Israeli currency (New Israeli Shekel - "NIS") based on the changes in the Israeli consumer price index (CPI).

     Comparative data in the statements were adjusted to the NIS of March 2003.

     Below is data regarding the CPI and the US dollar  exchange  rate:

                                                   Israeli      Exchange rate
                                                       CPI      of one dollar
                                               -----------    ---------------
                                                    Points                NIS
                                               -----------    ---------------

     As at March 31, 2003                         183.43              4.687
     As at March 31, 2002                         174.95              4.668
     As at December 31, 2002                      182.01              4.737

                                               Change in %        Change in %
                                               -----------    ---------------

     Three months ended March 31, 2003              0.78               (1.0)
     Three months ended March 31, 2002              2.36                5.7
     Year ended December 31, 2002                   6.49                7.3

                                                        Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 4 - Information on investee companies

     A.   E.C.I. Telecom Ltd. ("ECI") - an affiliated company

     1. ECI and a subcontractor had a difference of opinion regarding different terms in their agreement. The dispute was referred to an arbitrator.

          In the framework of the arbitrator, the subcontractor filed a 25.9 million dollars lawsuit, before VAT, against ECI. ECI rejects all the allegations and expects to file a defence statement and a counter-claim. In the opinion of ECI's management, the arbitrator's decision will not have a material effect on ECI's results.

     2. Some of the present and future liabilities of ECI to Israeli banks are secured by liens on certain assets and rights, as well as by an unlimited negative pledge on the assets of ECI. As a condition for the banks to continue extending credit, and in accordance with the negative pledge terms, ECI undertook to comply with certain financial ratios, such as total shareholders' equity, equity to assets ratio, current ratio and operating income to liabilities ratio. Beginning October 1, 2002, ECI does not comply with some of the defined financial ratio requirements, and therefore the banks have the right to demand immediate repayment of all the loans. ECI's management is negotiating with the banks to modify the financial ratio requirements.


     B.   Makhteshim-Agan Industries Ltd. ("M-A Industries") - a subsidiary

     1. Pursuant to securitization agreements undertaken by M-A Industries and its subsidiaries in October 2001, regarding the sale of trade receivables to companies in the Bank of America Group, the balance of trade receivables sold for cash as of the balance sheet date is approximately 144 million dollars (March 31, 2002 - 120 million dollar; December 31, 2002 - 102 million dollars).

          The projected maximum financial resources to be made available to the purchasers for acquiring the trade receivables of the subsidiaries is about 150 million dollars, on a current basis, in a manner whereby the proceeds to be collected from the sold trade receivables will be used to acquire new trade receivables.

     2. M-A Industries and its Brazilian subsidiary undertook to indemnify financial institutions, under certain conditions, for credit received from those financial institutions by the subsidiary's customers, which was used to pay off the subsidiary's trade receivables arising from sales to these customers.

          The total indemnification undertaking as of the balance sheet date is approximately 70 million dollars (December 31, 2002 - 63 million dollars).

                                                        Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 4 - Information on investee companies (cont'd)

     C.   Elisra Electronic Systems Ltd. - ("Elisra") - a consolidated company

     In the financial statements of BVR Systems (1998) Ltd. ("BVR") (a consolidated company of Elisra) - for period ending March 31, 2003, BVR recorded a loss from operating activities of 1 million dollars, a net loss of 1.2 million dollars, and a positive cash flow from operating activities of 1.2 million dollars. In 2002, BVR recorded a loss from operating activities of 3.9 million dollars, a net loss of 5.8 million dollars, and a negative cash flow from operating activities of 3.1 million dollars. As at March 31, 2003, BVR had a shareholder equity deficit of 4.8 million dollars and a negative working capital of 6.3 million dollars.

     In March 2003, BVR reached an agreement with two banks, who are company creditors, to defer the repayment of a 9 million dollar loan, originally due for repayment in November 2003, to the end of June 2004.

     BVR believes that in deferring the repayment, together with meeting its forecasts for cash flow from operating activities and orders, BVR will be able to meet its expected commitments for the next 12 months, at least from the date of signing of the financial statements.


     D. Koor Corporate Venture Capital - ("Koor CVC") - a consolidated partnership

     In the current period, the management of Koor CVC assessed that the value of investments in several portfolio companies was lower than cost and, therefore, decided to reduce the value of the investments in portfolio companies by NIS 24 million.


     E.   Telrad Networks Ltd. - ("Telrad") - a consolidated company

     In March 2003, Telrad sold half of the ECtel shares in consideration of approximately NIS 15 million.



Note 5 - Commitments and Contingent Liabilities

     A. During October 1997, proximate to the date of the publication of a newspaper article containing details about alleged violations of the Restrictive Trade Practices Law, 1988 ("the Law"), concerning alleged price fixing and absence of competition between Tadiran Ltd. (wholly controlled subsidiary of Koor - "Tadiran") and Tadiran Telecommunications Ltd. (formerly Koor subsidiary - "TTL") and between Telrad Networks Ltd. (wholly controlled subsidiaries of Koor - "Telrad"), the Commissioner of Restrictive Trade Practices ("the Commissioner") conducted an investigation in the offices of Tadiran, TTL, Telrad and the Company, during which certain documents were gathered, certain employees were questioned and additional information was submitted as requested.

                                                        Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 5 - Commitments and Contingent Liabilities (contd'd)

     A.   (cont'd)

          On December 13, 1998, the Commissioner issued a press release, in which he announced that the Investigations Department of the Restrictive Trade Practices Authority ("the Authority") had concluded the investigation into suspicions about restrictive arrangements between Koor, Tadiran, TTL, Telrad, Bezeq and Bezeqcall, relating to the supply of public switchboards for the commercial market and to the Network Termination Point segment.

          On March 4, 2002, Tadiran and Telrad (wholly-controlled subsidiaries of Koor), received notice from the Authority that it was considering the possibility of committing each of them to trial for violations of the Law that they allegedly committed in various matters relating to the supply of public switchboards for the commercial market between 1993 to 1997. The notice said that the allegations against Telrad and Tadiran concerning the Network Termination Points segment were still under investigation by the Commissioner.

          Under the Law, a corporation can be fined for violation of the Law, and there could also be implications at the civil level, if damage resulting from a violation of the Law is proven.

          The Company is unable, at this stage, to estimate the significance and implications of the Authority's notices, and accordingly, it was not considered appropriate to make any provision in the financial statements in respect of this matter.


     B. Koor Corporate Venture Capital's commitment for additional investments in venture capital funds and in start-up companies is 12 million dollars, as of the balance sheet date.


                                                        Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 6 - Business Segments

     Data regarding business segments of the Koor Group
                          Three months ended March 31                         Year ended December 31
                       2003                       2002                                 2002
                    Unaudited                  Unaudited                             Audited
                   NIS thousands         %    NIS thousands          %     NIS thousands        %
                ----------------   -------   --------------     ------   ---------------   ------
Revenues from
 sales and
 services:

Segments:

Telecommunications       210,266      9.68          262,208      13.07           836,223    11.47
Defense
 electronics             355,144     16.34          474,288      23.64         1,733,391    23.77
Agro-chemicals
 and other
 chemicals             1,523,650     70.11        1,155,364      57.58         4,252,942    58.32
Venture capital
 investment                    -         -                -          -                 -        -
Others                    83,915      3.87          114,424       5.71           470,087     6.44
                 ---------------  --------   --------------   --------  ----------------  -------
Total segments         2,172,975    100.00        2,006,284     100.00         7,292,643   100.00
                 ===============  ========   ==============   ========  ================  =======

                          Three months ended March 31                         Year ended December 31
                       2003                       2002                                 2002
                    Unaudited                  Unaudited                             Audited
                   NIS thousands         %    NIS thousands          %     NIS thousands        %
                ----------------   -------   --------------     ------   ---------------   ------

Operating
earnings (loss)
according to
segments:

Telecommunication         2,157       0.90         (15,904)      (7.42)         (183,475)  (34.43)
Defense
 electronics            (41,124)    (17.21)         38,796       18.10            80,995    15.20
Agro-chemicals
 and other
 chemicals              294,756     123.34         206,396       96.34           676,394   126.93
Venture capital
 investments               (367)     (0.15)         (1,091)      (0.51)           (8,109)   (1.52)
Others                  (16,445)     (6.88)        (13,972)      (6.51)          (32,932)   (6.18)
                 --------------    -------    ------------     -------    --------------   ------
Total segments          238,977     100.00         214,225      100.00           532,873   100.00
                                   =======                     =======                     ======
Joint general
 expenses               (11,500)                    (1,895)                      (39,975)
                 --------------               ------------                --------------
Total operating
 earnings               227,477                    212,330                       492,898
                 ==============               ============                ==============



                                                        Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------
Note 7 - Subsequent Events

     1. Subsequent to the balance sheet date, an agreement was signed between ECI and Alvarion . Under the terms of the agreement, ECI will sell to Alvarion most of the assets and liabilities of Innowave ECI Wireless Systems Ltd. (a subsidiary of ECI) for a total consideration of 20 million dollars. In addition, ECI received a 5-year option to purchase 200,000 shares of Alvarion, at a share price of 3 dollars. The financial statements for 2002 included a 18 million dollar provision for the expected loss from the sale.

     2. During May 2003, Koor CVC signed an agreement with a secondary venture capital fund ("the purchaser") regarding the sale of its investments in venture capital funds. The agreement stipulated that, henceforth, the balance of Koor CVC's commitment to invest in the sold funds would be transferred to the purchaser. The transaction is due to be completed during June 2003.

     3. On May 27, 2003, a foreign institutional investor ("the acquirer") approached the Company, with a request to acquire 500,000 shares of the treasury shares, held by the Company. The acquirer stated, among other things, that he is conducting the transaction without either requesting, or receiving, any material, non public information from the Company, and also committed not to trade the acquired shares for a predefined period of time.

          The transaction, completed the same day, was conducted over the counter, at market. Koor received a total 44.5 million shekels. After completion of the transaction, the acquirer will hold, based on a letter received from the acquirer, approximately 8.7% of the voting rights of the Company.

                             Koor Industries Limited
                            (An Israeli Corporation)

                              Financial Statements
                              As at March 31, 2003
                                   (Unaudited)